UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

CADENCE PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Theodore R. Schroeder

President and Chief Executive Officer

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, California 92130

(858) 436-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of Cadence Pharmaceuticals, Inc. (the “Cadence”) employee Questions and Answers relating to the proposed acquisition of Cadence by Mallinckrodt plc (“Mallinckrodt”) pursuant to the terms of an agreement and plan of merger, dated February 10, 2014, by and among Cadence, Mallinckrodt and Madison Merger Sub, Inc., a wholly owned indirect subsidiary of Mallinckrodt. The employee Questions and Answers were made available on February 18, 2014.

Cadence Employee Questions and Answers

General Information

Employee Matters

Thank you for your patience and understanding throughout this process. We appreciate and understand your desire for more information. While we are not able to answer every question at this time, we will attempt to answer as many as we can, and we are committed to transparency and communication during the process. For now it is very important that we all remain focused on running our business and servicing our customers and their patients.

Employee Questions

1.	How will the transaction with Mallinckrodt affect the employees of Cadence? Will there be layoffs?

Cadence and Mallinckrodt will continue to operate as separate, independent entities prior to the closing of the transaction, and Cadence will continue its normal business activities. You will continue reporting to your current manager and, except as indicated in Question 5, below, your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

It’s important to note that in all of its public statements, Mallinckrodt has specifically said that it values the strong presence that Cadence has established in the hospital market, and believes the proposed acquisition can add another potential growth dimension for its Specialty Pharmaceutical segment, through our reach into this important channel. With that we believe that Mallinckrodt’s first priority during this period is that each company ensures that there are no disruptions to either business during this period. Our job is to assure that our customers continue to receive the highest possible standards of service and support. After the closing of the transaction, Mallinckrodt will take time to evaluate the organization and make decisions on the appropriate future structure.

As with any combination involving two companies, there is the possibility of overlaps in existing job functions that may result in some changes in duties and workforce reductions. We will communicate new information when it becomes available, and will provide answers to questions as soon as possible once decisions are made.

2.	When will I know if my position is being eliminated? Can you provide detail on the level of layoffs you expect at Cadence? Will Mallinckrodt keep employees in San Diego, or will all the retained jobs be in St. Louis?

In all of its public statements, Mallinckrodt has specifically said that it values the strong relationships and presence that Cadence has established with OFIRMEV in the hospital market. Our focus during this period should be to maintain the momentum of our business and continue the value creation that we have established. Mallinckrodt will need to take the appropriate time to assess the Cadence organization and make employment-related decisions. Therefore, we are unable to inform you if or when there could be changes to duties, reporting relationships or the potential for layoffs. For now it is very important that we all remain focused on running our business and servicing our customers and their patients.

3.	Is there a severance plan for affected employees?

Yes. For individuals whose positions may be impacted by the acquisition of Cadence, there is a severance plan for employees who hold a title below that of vice president. A copy of the severance plan will be provided to Cadence employees.

In general, the severance plan provides for the following in exchange for signing a general release of claims:

•	A cash severance payment ranging from 8 to 14 weeks of the individual’s base salary, based on the position at Cadence, plus 1 additional week for each year or partial year of service.

•	COBRA benefits for a period of time ranging from 8 to 14 weeks, based on the individual’s position at Cadence, plus 1 additional week for each year or partial year of service, if the affected employee is enrolled in a Cadence benefits plan at the time of termination and enrolls in COBRA upon termination.

•	Outplacement services, based on the individual’s position at Cadence.

4.	What about WARN Notice?

Both federal and state laws govern when WARN notice applies. Benefits under Cadence’s severance plan are not intended to duplicate benefits provided under the WARN Act or other benefit plans, so if any benefits are payable under the WARN Act, the individual’s severance payments under the terms of the severance plan would be reduced accordingly.

5.	Will I receive my 2013 bonus and a salary increase?

Cadence employees will receive their 2013 corporate bonuses on or before March 15, 2014, or field sales incentive bonuses in accordance with our approved bonus plans, and employees who hold a title below that of vice president will also receive a salary increase effective March 1, 2014.

6.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any severance pay or benefits and your unvested equity awards will terminate.

7.	What happens to my stock options?

Each stock option that is outstanding (i.e., options that have not been exercised or forfeited) on the closing date of the transaction will become fully vested, and will be cancelled, terminated and converted into the right to receive a cash payment determined by multiplying: (1) $14.00 minus the applicable exercise price per share of such option (provided that the per share exercise price is less than $14.00), and (2) the number of shares of common stock underlying such option. For example, if you currently have an option to purchase 100 shares at an exercise price of $6.00 per share, you will receive a payment of $800 (($14.00 - $6.00) times 100), less applicable withholding taxes. Any stock option that has a per share exercise price that is equal to or greater than $14.00 will be cancelled without consideration upon the closing of the transaction.

If you leave the Company for any reason before the closing of the transaction, all of your unvested options will immediately terminate. All of your options that have vested as of your separation date will continue to be exercisable for 90 days following your last day of employment. If the transaction closing date occurs during this 90-day period, your vested options will be cancelled, terminated and converted into the right to receive a cash payment as indicated above.

You may also exercise your stock options as outlined below in Question 8.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

8.	What happens if I exercise my currently vested stock options before the transaction is effective?

You may exercise your vested stock options in accordance with our normal procedures for exercising options, which require pre-clearance. If you are planning to sell your shares, including doing a same-day sale, you may do so only in an open trading window and so long as you are not in possession of material non-public information and follow our procedures for selling. Our trading window is currently closed. Although we typically open the trading window for most employees two business days after the public release of earnings data for the fourth quarter of 2013, given current circumstances we may not open the trading window, or we may be required to close the trading window early and without advance notice.

Under the terms of the merger agreement between Cadence, Mallinckrodt and Madison Merger Sub, Inc. (an indirect, wholly owned subsidiary of Mallinckrodt formed for purposes of the transaction with Cadence, or “Purchaser”), the expiration of the Purchaser’s Tender Offer to acquire all outstanding shares of Cadence stock (the “Tender Offer”) is expected to occur on March 18, 2014 (although the Tender Offer may be extended under certain circumstances to no later than September 10, 2014). If, prior to the expiration of the Tender Offer, you elect to exercise your stock options and hold the shares, you may choose to tender your shares to Mallinckrodt and receive $14.00 per share.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

9.	What happens to my new restricted stock unit award?

Certain Cadence employees were granted new restricted stock unit awards (the “New RSUs”) in lieu of the Company’s typical annual equity award on February 10, 2014. The New RSUs will vest in four equal installments on each of March 9, 2015, 2016, 2017 and 2018, except as provided below in connection with the transaction.

The New RSUs will not automatically vest at the closing of the transaction. Instead, at the closing of the transaction, each outstanding New RSU will be cancelled, terminated and converted into an award (a “Converted Award”) representing the right to receive a cash payment determined by multiplying: (1) $14.00, and (2) the number of shares of common stock underlying such New RSU, less applicable withholding taxes.

Following the closing of the transaction, each Converted Award will continue to vest and be settled in cash as and when it vests in accordance with the vesting schedule that will be included in your New RSU agreement, subject to accelerated vesting under certain circumstances, which include your death or disability, your termination from employment with Cadence without “cause,” or your voluntary resignation for “good reason” (as such terms are defined in your employment agreement or the Cadence severance plan, as applicable to you). You will receive your New RSU agreement shortly via Merrill Lynch Benefits OnLine®.

Any more favorable vesting provisions in the Company’s equity plan or any employment or severance plan or agreement to which you are a party or in which you are eligible to participate (including the executive employment agreements) will not apply to the New RSUs.

(Note: If your employment terminates for any reason before the closing of the transaction, any unvested New RSUs as of your termination date will be forfeited and will not be subject to the foregoing provisions. Following the closing of the transaction, if your employment is terminated for cause or you resign without good reason, any unvested portion of your Converted Award as of your termination date will be forfeited.)

Some employees have restricted stock unit awards (“Existing RSUs”) that were granted prior to January 1, 2014 and that remain outstanding. Upon the closing of the transaction, the Existing RSUs will automatically vest and then will be cancelled, terminated and converted into the right to receive a cash payment determined by multiplying: (1) $14.00, and (2) the number of shares of common stock underlying such RSU award, less applicable taxes. If your employment terminates for any reason before the closing of the transaction, any RSUs that were granted prior to January 1, 2014 and that have not vested as of your termination date will be forfeited and will not be subject to acceleration.

We plan to provide additional information on the handling of your New RSUs in the coming weeks. In the meantime, you are encouraged to review your individual New RSU agreement and the provisions contained in that agreement relating to the effect of the transaction on your individual award.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

10.	What happens to the Cadence shares that I own?

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender the shares in exchange for $14.00 per share, without interest. You may also sell your shares during an open trading window (see Question 8). Please see below under “Additional Information and Where to Find It” for important information with respect to the Tender Offer.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

11.	What will happen to my benefits? If I continue employment with Mallinckrodt, will my compensation and benefits package be the same as the package I currently have?

The Cadence benefit plans will continue at least through the closing of the transaction. Under the terms of the merger agreement Mallinckrodt has agreed for a period of 12 months after the closing to provide continuing employees with compensation and benefits that are no less favorable in the aggregate. We understand that Mallinckrodt offers a comprehensive range of employee benefit programs and will provide more information about their benefits programs at some future point after the closing.

In the event that any positions are eliminated as a result of the closing of the transaction and impacted individuals are a current participant in a Cadence healthcare insurance plan, COBRA coverage will be available. COBRA is generally available for up to 18 months after termination of employment if you are eligible to receive severance benefits. Information about COBRA would be provided in such circumstances.

Business Operations

1.	What may I say to partners, suppliers and others that I have contact with in the normal course of business? What may I say if they ask about the future of the San Diego site?

Management is reaching out to our partners, suppliers and key vendors. For those people that you are in contact with during the normal course of business, you can share the press release that was distributed to all employees and is also available on our company website. You may only communicate that we will not know any further information until the closing of the transaction.

2.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Bill LaRue, Sr. Vice President Finance and Chief Financial Officer.

3.	If I have additional questions, who can I ask?

We encourage you to speak with your manager or any member of the senior management team. For any benefit related questions, please ask a member of the HR team. We realize that you may have many questions over the coming weeks regarding such items as severance, employee benefits and the integration process for employees transitioning to become Mallinckrodt employees. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Additional Information and Where to Find It

The Tender Offer for the outstanding shares of Cadence Pharmaceuticals, Inc., (“Cadence Pharmaceuticals”) referenced in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the Tender Offer materials that Mallinckrodt plc (“Mallinckrodt”) and Madison merger Sub, Inc. (“Purchaser”) will file with the Securities and Exchange Commission (“SEC”). At the time the Tender Offer is commenced, Mallinckrodt and Purchaser will file Tender Offer materials on Schedule TO, and thereafter Cadence Pharmaceuticals will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Tender Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other Tender Offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cadence Pharmaceuticals common stock at no expense to them. The Tender Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the Tender Offer materials may be obtained for free by contacting Mallinckrodt plc at 675 James S. McDonnell Blvd, Hazelwood, MO 63042, Attention: John Moten, Vice President Investor Relations, (314) 654-6650. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Tender Offer documents, as well as the Solicitation/Recommendation Statement, Cadence Pharmaceuticals and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cadence Pharmaceuticals or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cadence Pharmaceuticals’ and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Cadence Pharmaceuticals operate; the commercial success of OFIRMEV; Mallinckrodt’s and Cadence Pharmaceuticals’ ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the Tender Offer and merger agreement conditions and consummate the Tender Offer and the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Cadence Pharmaceuticals’ operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Cadence Pharmaceuticals’ performance and maintenance of important business relationships; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013, as well as Cadence Pharmaceuticals’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Cadence Pharmaceuticals or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.